Exhibit 99.1

Scinai Reports First Quarter 2026 Financial Results and Provides Corporate Update Highlighting Expansion of CDMO Platform and Advancement of Strategic Growth Initiatives

JERUSALEM, June 10, 2026 /PRNewswire/ – Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI), (“Scinai” or the “Company”), a biopharmaceutical company combining innovative therapeutic development with a revenue-generating CDMO subsidiary, today reported financial results for the three months ended March 31, 2026 and provided a corporate update.

Corporate Highlights

●	Completed the acquisition of Recipharm Israel, expanding the Company’s CDMO platform through the addition of a second manufacturing site in Yavne, Israel, and establishing a strategic commercial collaboration with global CDMO leader Recipharm AB.

●	Advanced multiple non-dilutive funding initiatives supporting the Company’s PC111 and NanoAb development programs.

●	Prioritized development of a systemic IL-17 bispecific antibody as the lead validation program for the Company’s NanoAb platform.

●	Continued strategic collaboration activities with the Max Planck Society and University Medical Center Göttingen.

Amir Reichman, Chief Executive Officer of Scinai, commented:

“The first quarter of 2026 marked an important milestone in Scinai’s evolution. Through the acquisition of Recipharm Israel and the subsequent consolidation of our CDMO activities under Scinai Biopharma Services, we have expanded our operational footprint, manufacturing capabilities and commercial reach.

Scinai today consists of two complementary businesses: a focused immunology R&D organization advancing innovative therapeutic programs and Scinai Biopharma Services, our wholly owned CDMO subsidiary. We believe this structure provides multiple avenues for value creation, including CDMO growth, strategic partnerships, non-dilutive grant funding and advancement of innovative therapeutic programs.

During the quarter, we strengthened our balance sheet through the Recipharm transaction, advanced multiple grant applications and refined our R&D strategy around programs that we believe offer the strongest scientific, commercial and partnering potential.

As we move forward, our priorities remain clear: grow our CDMO business, secure non-dilutive funding, advance PC111 and our NanoAb platform, and continue building a capital-efficient biotechnology company capable of creating sustainable long-term shareholder value.”

Financial Results for the First Quarter of 2026

●	Revenues for the three months ended March 31, 2026 were $489 thousand, compared to $586 thousand for the three months ended March 31, 2025. Revenue for the quarter included approximately $200 thousand generated by the Yavne facility following completion of the Recipharm Israel acquisition.

●	Cost of revenues increased to $1.6 million from $0.4 million in the comparable prior-year period. The increase primarily reflected growth of the Company’s CDMO operations and implementation of a revised cost allocation methodology under which certain employee and facility costs previously classified as research and development expenses are now allocated to cost of revenues. Accordingly, cost of revenues and R&D expenses are not directly comparable between periods.

●	Research and development expenses were $0.6 million, compared to $1.3 million in the prior-year period. The decrease primarily reflects the revised cost allocation methodology referred to above and does not represent a corresponding reduction in R&D activities.

●	Marketing, general and administrative expenses were $0.7 million, compared to $0.5 million in the prior-year period primarily reflecting the expansion of the Company’s operations following the Recipharm Israel acquisition.

●	Operating loss was $2.5 million, compared to $1.6 million in the prior-year period. The increase primarily reflects increased expenses resulting from the expansion of the Company’s CDMO activities, including the acquisition of the Yavne facility, as well as changes in cost allocation methodology that affect period-to-period comparability.

●	Net income was $3.6 million, compared to a net loss of $1.6 million in the prior-year period, primarily reflecting a non-cash bargain purchase gain of $6.2 million associated with the acquisition of Recipharm Israel.

●	Cash, cash equivalents and restricted cash totaled $3.1 million as of March 31, 2026, compared to $1.8 million as of December 31, 2025. Total assets increased to $17.6 million and shareholders’ equity increased to $11.8 million.

Operational Update

Expansion of CDMO Platform

During the quarter, Scinai completed the acquisition of Recipharm Israel and entered into a strategic commercial collaboration agreement with Recipharm AB. The Company subsequently consolidated its CDMO activities, assets and employees under Scinai Biopharma Services Ltd.

Through the commercial collaboration, Scinai seeks to leverage Recipharm’s global network and commercial reach while providing customers with development and manufacturing solutions spanning early-stage development through commercial-scale manufacturing. The acquisition added a second manufacturing and development site in Yavne, Israel, complementing the Company’s existing biologics-focused facility in Jerusalem. The combined platform now offers customers broader capabilities spanning biologics, sterile injectable products and small-molecule API development and manufacturing services. Based on the preliminary purchase price allocation, the acquisition added approximately $6.2 million of net identifiable assets to the Company’s balance sheet, including approximately $2.8 million of cash and $3.6 million of manufacturing infrastructure and equipment.

The acquisition also expanded the Company’s commercial opportunity pipeline by broadening the range of development and manufacturing services available to customers and adding an established portfolio of active projects and customer relationships. Management believes the combined Jerusalem and Yavne platform provides greater revenue diversification and a more resilient operating model, while enabling more efficient utilization of shared corporate resources and infrastructure across both sites.

Non-Dilutive Funding Strategy

Scinai continues to pursue a capital-efficient development strategy centered on non-dilutive funding opportunities. During the quarter and subsequent period, the Company advanced multiple grant applications supporting both its therapeutic pipeline and its CDMO expansion initiatives.

The Company’s PC111 program and systemic IL-17 bispecific NanoAb program successfully advanced through the initial stages of evaluation under separate Polish FENG grant applications. In addition, the Company’s local intradermal IL-17 NanoAb program advanced to the final interview stage of the FENG review process, with a professional examiner evaluation meeting scheduled for June 16, 2026.

Scinai has also entered the formal review process for an Israel Innovation Authority grant application supporting development of the systemic IL-17 bispecific NanoAb program and is preparing an additional Israel Innovation Authority application supporting expansion of its CDMO platform through installation of GMP lyophilization capabilities.

Management expects several grant decisions during the second half of 2026. These initiatives reflect the Company’s strategy of pursuing multiple non-dilutive funding opportunities across its R&D and CDMO businesses in order to support future growth while minimizing shareholder dilution.

R&D Update

PC111

Scinai continues to advance PC111, a fully human monoclonal antibody targeting soluble Fas Ligand for the treatment of severe dermatological conditions including pemphigus and Stevens-Johnson Syndrome/Toxic Epidermal Necrolysis (SJS/TEN). The Company submitted a revised FENG grant application supporting development of the program and extended its option agreement with PinCell through August 2026.

NanoAb Platform

Following scientific, commercial and regulatory evaluation of multiple development paths, Scinai has prioritized development of a systemic IL-17 bispecific antibody program as the primary validation program for its NanoAb platform. Management believes this program offers an attractive combination of commercial opportunity, differentiated scientific profile, partner interest and a more conventional development pathway than certain alternative NanoAb delivery strategies. The Company also continues its collaboration with the Max Planck Society and University Medical Center Göttingen and is engaged in discussions regarding expansion and amendment of existing license arrangements.

Outlook

Management remains focused on expanding CDMO revenues and customer relationships, integrating and optimizing the expanded CDMO platform, securing non-dilutive grant funding, advancing PC111 and the IL-17 bispecific NanoAb program, pursuing strategic partnering opportunities and maintaining disciplined capital allocation

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) is a biopharmaceutical company focused on the development of innovative immunology therapies. The Company is advancing a pipeline of therapeutic candidates licensed from the Max Planck Society and from PinCell S.r.l.

Scinai also owns Scinai Biopharma Services Ltd., a contract development and manufacturing organization (CDMO), providing development and manufacturing services to biotechnology and pharmaceutical companies through facilities in Jerusalem and Yavne, Israel.

For more information, please visit: www.scinai.com

Company Contacts

Business Development | +972 8 930 2529 | bd@scinai.com

Investor Relations – Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements include, among other things, statements regarding the Company’s CDMO growth strategy; expansion of operational capabilities; integration of the Yavne facility into Scinai Biopharma Services’ CDMO platform; execution of commercial collaboration activities with Recipharm AB; purchase price allocation resulting from the acquisition of Recipharm Israel; advancement of the Company’s PC111 and NanoAb development programs; development of the systemic IL-17 bispecific antibody program; grant applications and potential non-dilutive funding opportunities; strategic collaborations with the Max Planck Society and University Medical Center Göttingen; future business development and partnering opportunities; and the Company’s ability to create long-term shareholder value.

These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, without limitation, risks related to the Company’s ability to execute its operational and strategic plans; successfully integrate acquired operations; expand its CDMO activities and benefit from the commercial collaboration agreement with Recipharm AB; changes in the purchase price allocation resulting from the acquisition of Recipharm Israel; attract and retain customers, collaborators and partners; advance its product candidates through development; obtain regulatory approvals; ability secure sufficient financing or non-dilutive funding, including through grant applications; successfully execute commercial collaboration activities; realize anticipated benefits from strategic transactions and collaborations; and general market, industry, regulatory, geopolitical and economic conditions. More detailed information regarding these and other risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SCINAI IMMUNOTHERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2026

Unaudited

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2026	2025
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,963	$1,661
Restricted cash	151	150
Prepaid expenses and other receivables	350	170
Trade receivables	150	73

Total current assets	3,614	2,054

NON-CURRENT ASSETS:
Property, plant and equipment, net	10,988	7,793
Operating lease right-of-use assets	2,986	1,779

Total non-current assets	13,974	9,572

Total assets	$17,588	$11,626

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	March 31,	December 31,
	2026	2025
	Unaudited	Audited
LIABILITIES NET OF CAPITAL DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$779	$407
Operating lease liabilities	354	329
Other payables	1,552	849

Total current liabilities	2,685	1,585

NON-CURRENT LIABILITIES:
Loan from others	287	294
Non-current operating lease liabilities	2,855	1,644

Total non-current liabilities	3,142	1,938

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 100,000,000,000 shares at March 31, 2026 and at December 31, 2025; Issued and outstanding 14,141,955,584, shares at March 31, 2026[1] and 13,872,899,584 shares at December 31, 2025	-	-
Preferred shares, no par value; Authorized: 1,000 shares at March 31, 2026 and 1,000 shares at December 31, 2025 (redemption amount of $34,000); Issued and outstanding: 1,000 shares at March 31, 2026 and 1,000 shares at December 31, 2025.	5,627	5,627
Additional paid-in capital	130,143	130,062
Accumulated deficit	(122,269)	(125,846)
Accumulated other comprehensive loss	1,740)	(1,740)

Total shareholders’ equity	11,761	8,103

Total liabilities and shareholders’ equity	$17,588	$11,626

1	As of June 10, 2026, the number of ordinary shares outstanding was 20,677,532,000 (representing 5,169,383 American Depositary Shares). [Note: This footnote did not appear in the financial tables attached to the press release issued on June 10, 2026.]

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	For the three months ended March 31,
	2026	2025
	Unaudited	Unaudited

Revenues	489	586
Cost of revenues	$(1,607)	$(358)
Gross profit (loss)	(1,118)	228

Research and development expenses, net	(628)	(1,295)
Marketing, general, and administrative expenses	(721)	(501)
Total operating expenses	(1,349)	(1,796)

Total operating profit (loss)	(2,467)	(1,568)

Gain from bargain purchase	6,156

Total Financial Income ( Expenses) net,	(112)	11

Net profit (loss)	$3,577	$(1,557)

Weighted average number of shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	15,146,206,517	7,718,499,584

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated equity	Total shareholders’ equity
	Number	Amount	Number	Amount	capital	loss	(deficit)	(deficit)
Balance as of January 1, 2026	13,872,899,584	-	1,000	$5,627	130,062	(1,740)	(125,846)	8,103
Vested RSU’s	219,128,000	-	-	-	-	-		-
Share-based compensation	-	-	-	-	70	-		70
Issuance of ordinary shares	49,928,000	-	-	-	11	-		11
Net profit (loss)	-	-	-	-	-	-	3,577	3,577
Balance as of March 31, 2026	14,141,955,584	-	1,000	5,627	130,143	(1,740)	(122,269)	11,761

*Ordinary shares have no par value

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated equity	Total shareholders’ equity
	Number	Amount	Number	Amount	capital	loss	(deficit)	(deficit)
Balance as of January 1, 2025	3,411,983,584	*	1,000	$5,627	$123,629	$(1, 740)	$(117,539)	$9,977
Vested RSU’s	22,628,000	-	-	-	-	-	-	-
Exercise of warrants, net	322,944,000	-	-	-	-	-	-	-
Issuance of ordinary shares, net of issuance costs of $100	242,120,000	-	-	-	$104	-	-	$104
Net loss	-	-	-	-	-	-	(1,557)	(1,557)
Balance as of March 31, 2025	3,999,675,584	-	1,000	$5,627	$123,733	$(1,740)	$(119,096)	$8,524

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the three months ended March 31,
	2026	2025

Cash flows from operating activities:

Net gain (loss)	$3,577	$(1,557)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	453	351
Financial expense (income) related to loan from others	(6)	10
Share-based compensation	70	-
Decrease (increase) in trade receivables	53	(104)
Gain from bargain purchase	(6,156)	-
Decrease (increase) in other receivables	(22)	47
Changes in operating lease right-of-use assets	106	70
Increase in trade payables	199	169
Changes in operating lease liabilities	(78)	(84)
Increase (decrease) in other payables	348	57

Net cash used in operating activities	(1,456)	(1,041)

Cash flows from investing activities:

Purchase of property, plant and equipment	(3)	(9)
Cash acquired in business combination	2,751	-

Net cash used in investing activities	$2,748	$(9)

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the three months ended March 31,
	2026		2025
Cash flows from financing activities:

Proceeds from issuance of ordinary shares for SEPA holders, net		11	104
Proceed from exercise of warrants, net	$

Net cash provided by financing activities		11	104

Effect of exchange rate changes on cash, cash equivalents and restricted cash		-	-

Increase (decrease) in cash, cash equivalents and restricted cash		1,303	(946)
Cash, cash equivalents and restricted cash at beginning of period		1,811	2,095

Cash, cash equivalents and restricted cash at end of period		$3,114	1,149

Supplementary disclosure of cash flows activities:
(1) Cash paid during the period for:
Interest		$-	-

(2) Non-cash transactions:
Shares issued for SEPA financing agreement		$6	-
Loan convert into preferred shares
Exercise of warrants liability into shares		$6	-

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents		$2,963	1,018
Restricted cash		151	131

Cash, cash equivalents and restricted cash		$3,114	1,149

The preliminary allocation of the purchase price is summarized below (in thousands of U.S. dollars):

Cash and cash equivalents	2,751
Trade receivables	130
Other receivables	158
Property and equipment	3,645
Operating lease right-of-use assets	1,314
Trade payables	(173)
Other payables	(355)
Operating lease liabilities	(1,314)
Net identifiable assets acquired	6,156

As the consideration transferred was nominal (€1), substantially all of the fair value of the net identifiable assets acquired resulted in a gain from bargain purchase of approximately $6.1 million.